UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Aaron’s, Inc.

(Name of issuer)

Common Stock, Par Value $0.50 Per Share

(Title of class of securities)

002535300

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 002535300	Page 2 of 5 Pages

(1)	Names of reporting persons R. CHARLES LOUDERMILK
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization UNITED STATES OF AMERICA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 4,821,359 shares of Common Stock
(6) Shared voting power N/A
(7) Sole dispositive power 4,821,359 shares of Common Stock
(8) Shared dispositive power N/A
(9)	Aggregate amount beneficially owned by each reporting person 4,821,359 shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.37% of the outstanding Common Stock
(12)	Type of reporting person (see instructions) IN

Page 3 of 5 Pages

Item 1. (a) Name	of Issuer:

Aaron’s, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

309 E. Paces Ferry Road, N.E.

Atlanta’ Georgia 30305

Item 2. (a) Name	of Person Filing:

R. Charles Loudermilk

(b)	Address of Principal Business Office or, if None, Residence:

Aaron’s, Inc.

309 E. Paces Ferry Road, N.E.

Atlanta’ Georgia 30305

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, Par Value $0.50 Per Share

(e)	CUSIP Number:

002535300

Item 3. If	This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 4,821,359 shares of Common Stock

(b)	Percent of class: 6.37% of the outstanding Common Stock

Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,821,359 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: 4,821,359 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule is being filed pursuant to 13d-1(d).

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

February 14, 2011 /s/ R. Charles Loudermilk

R. Charles Loudermilk